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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the period commencing February 24, 2003 through March 3, 2003

KONINKLIJKE KPN N.V.

Maanplein 55
2516 CK The Hague
The Netherlands
(Exact name of registrant and address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover
Form 20-F or Form 40-F.

Form 20-F ☒        Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the
Securities Exchange Act of 1934.

Yes ☐        No ☒

If "Yes" is marked, indicate below the file under assigned to the registrant in connection with
Rule 12g3-2(b):

This Report on Form 6-K contains a copy of the following press releases:

—	KPN sells Belgian Internet provider to Scarlet Telecom, dated February 24, 2003;
—	KPN sells its participation in Ukrainian Mobile Communications, dated February 28, 2003;
—	Q4:	Further improved EBITDA margins
Free cash flow EUR 780 million
Net debt from EUR 13.9 to EUR 12.4 billion, dated March 3, 2003.

Press Release

KPN sells Belgian Internet provider to Scarlet Telecom	Date February 24, 2003 Number 009pe

KPN sells its Belgian Internet provider "Planet Internet Belgium" to Scarlet Telecom.

Parties signed a purchase agreement last Friday.

The agreement is subject to clearance from the Belgian competition Authority.

Closing of the deal is expected by mid-April.

All 135 employees will be transferred from KPN to Scarlet at closing.

Planet Internet Belgium had by the end of 2002 a subscriber base of 140000.

Press Release

KPN sells its participation in Ukrainian Mobile Communications	Date 28 February 2003 Number 010pe

Today, KPN and Mobile Telesystems (MTS) from Russia have closed the sales and purchase agreement with respect to KPN's 16.33% participation in Ukrainian Mobile Communications (UMC), the leading mobile operator in the Ukraine.

The other participants Deutsche Telekom (16.33%), TeleDanmark (16.33%) and UkrTelecom (51%) have closed similar transactions, leaving MTS as the majority owner of UMC.

The purchase price of USD 55 million for KPN's participation has been secured in Escrow, and will be released as soon as the formalities have been completed. This is expected before the end of March. MTS also agreed to guarantee repayment of KPN's USD 18 million shareholders loan to UMC.

Press Release
04 and 2002 results

Q4: Further improved EBITDA margins Free cash flow EUR 780 million Net debt from EUR 13.9 to EUR 12.4 billion	Date March 3, 2003 Number 011pe

Net result

In the fourth quarter of 2002, KPN reported a net profit after taxes of EUR 7 million. In the corresponding period of 2001, KPN reported a net loss after taxes of EUR 6,226 million. In the full year 2002, the net loss after taxes amounted to EUR 9,542 million compared to a net loss after taxes of EUR 7,495 million in 2001. Net result in both years was strongly impacted by significant impairment charges on goodwill and licenses, restructuring charges and other write-downs of assets and investments.

Exceptional items

In the fourth quarter of 2002 the total charge was EUR 96 million.

In the full year 2002 the total charge was EUR 9,379 million.

(For more information we refer to appendix 1.)

Net result excluding exceptional items

Excluding exceptional items, KPN recorded a profit after tax in the fourth quarter of 2002 of EUR 103 million, compared to a net loss of EUR 315 million in the fourth quarter of 2001. Higher EBITDA and lower amortization charges were the main drivers.

For the full year 2002, net loss after taxes improved from EUR 1,410 million in 2001 to a net loss after taxes of EUR 163 million in 2002.

Key developments Q4

  •
  Strong increase in EBITDA margin to 38.3% (Q4 2001: 30.3%)*

  •
  EUR 780 million free cash flow (Q4 2001: cash outflow of EUR 41 million)**

  •
  Cash inflow of EUR 170 million from agreements with MobilCom and Quam

  •
  Financial restructuring KPN Mobile

  •
  Early debt redemptions of EUR 3.3 billion

  •
  Net debt reduced to EUR 12.4 billion *** (Q4 2001: EUR 15.7 billion)

*
excluding exceptional items

**
net cash flow from operating activities after capex, interest, tax and restructuring expenses

***
including consolidation of Vision Networks

CEO Ad Scheepbouwer:

"KPN continues on the road to recovery. I am very satisfied with the results of KPN in the fourth quarter. The revenue growth in our core businesses has continued. Despite the weakness in the economy we have been able to exceed our stated targets. The actions taken have dramatically reduced the financial risks recently associated with KPN. In 2003, we look forward to continuing the progress in restoring the overall profitability of the business."

Outlook 2003
(Excluding impact Mobile termination reduction)

	Actual full year 2002	Outlook full year 2003
Core revenues(1)
Mobile	9.5%	5-10%
Fixed Networks	2.0%	0-2%
Business Solutions	-1.0%	stable
EBITDA growth(1)	22.0%	> 5%
Profit before tax(1)	EUR 0.3 billion	> EUR 1 billion
CAPEX	EUR 1.1 billion	EUR 1.6-1.8 billion
Free Cash Flow(2)	EUR 2.8 billion	approx. EUR 1.5 billion
Net debt YE	EUR 12.4 billion	< EUR 10.5 billion

(1)
Based on reported figures, excluding exceptional items

(2)
Net cash flow from operating activities after capex, interest, tax and restructuring expenses

Consolidated statement of income
(Amounts in millions of euro, figures not audited)

	Excluding exceptional items						Including exceptional items
	Q4 2002	Q4 2001
			%	2002	2001	%	Q4 2002	Q4 2001
Operating revenues	3,136	3,114	0.7	12,170	12,362	-1.6	3,363	3,511
Operating expenses	1,936	2,170	-10.8	7,791	8,773	-11.2	2,090	2,846
EBITDA(1)	1,200	944	27.1	4,379	3,589	22.0	1,273	665
Depreciation & impairments	675	743	—	2,374	2,473	—	675	743
Amortization & impairments	84	344	—	390	1,269	—	84	14,237
Operating profit/(loss) (EBIT)	441	-143	—	1,615	-153	—	514	-14,315
Financial income/(expenses)	-338	-297	—	-1,178	-1,317	—	-338	6,551
Taxes	-24	73	—	-496	-213	—	29	275
Income from participating interests	20	-16	—	-108	23	—	-98	-120
Minority interests	4	68	—	4	250	—	-100	1,383
Profit/(loss) after taxes(2)	103	-315	—	-163	-1,410	—	7	-6,226

(1)
KPN defines EBITDA as operating profit before depreciation, amortization and impairments. EBITDA is a key indicator of KPN's borrowing potential. However, EBITDA should not be regarded as an alternative to operating profit, net income, cash flows or other statements of operations of cash flows calculated in accordance with Dutch GAAP, nor can EBITDA be regarded as an indicator of KPN's operations or cash position. EBITDA does not constitute alternatives to EBIT, profit or loss after taxes, cash flows or other operating information.

(2)
Reported figures YTD 2002 including exceptional items: EBITDA EUR 4,671 million; net loss after taxes EUR 9,542 million

Revenues

In line with previous quarters, total operating revenues of the three core divisions, excluding exceptional items but including their intercompany sales, increased by 5.9% from EUR 3,276 million to EUR 3,469 million. With a 15.1% revenue growth, the Mobile division was the main contributor to the increase in operating revenues, which was to a large extent caused by the full consolidation of E-Plus as of March 13, 2002. Revenue growth of the division Fixed Networks amounted to 2.1%. Operating revenues in Other activities, which mainly consists of non-core activities, decreased by 37.5%, leading to an increase in KPN's overall operating revenues of 0.7%.

EBITDA

EBITDA excluding exceptional items increased by 27.1%, despite absorbing EUR 52 million additional pension charges in Q4. All divisions contributed to this growth. EBITDA benefited from significant cost savings in the divisions Fixed Networks and Business Solutions as a result of restructuring and cost reduction programs, and Mobile's strategy to focus on high value customers while exercising tight cost control.

The EBITDA margin, excluding exceptional items, increased substantially from 30.3% in the fourth quarter of 2001 to 38.3% in 2002.

Cash flow

In the fourth quarter of 2002, free cash flow amounted to EUR 780 million (Q4 2001: a cash outflow of EUR 41 million).

In the full year 2002, free cash flow was EUR 2,838 million (2001: a cash outflow of EUR 384 million). This strong improvement mainly stemmed from a combination of a significant increase in EBITDA, the successful capex optimalisation program and a substantial improvement in working capital.

Debt buy-backs

In Q4 2002, KPN redeemed early EUR 128 million debt, maturing in 2004 and EUR 737 million of bonds maturing in 2005. In addition, KPN early redeemed and cancelled the E-Plus Project Facility finally maturing in 2007 for an amount of EUR 1,881 million.

Furthermore, KPN redeemed EUR 516 million of the Subordinated facility from BellSouth. Financial income and expenses included EUR 107 million for the costs associated with the buy-back of these loans, resulting in structurally lower interest charges going forward.

Net debt

At the end of 2002, net debt (interest bearing debt less cash and cash equivalents) decreased to EUR 12.35 billion, compared to EUR 13.87 billion at the end of the third quarter of 2002 and EUR 15.74 billion at the end of 2001. The reduction during Q4 was mainly driven by the strong free cash flow and the consolidation of Vision Networks, which led to a reduction of net debt of EUR 632 million.

Pensions

The estimated additional amount to be paid to the pension funds in the first quarter of 2003 amounts to EUR 52 million. This amount has been charged to income in the fourth quarter of 2002. The latest estimates and payment schedule aim at funding the total shortfall over a period of seven years. KPN currently estimates that the total shortfall at the end of 2002 amounts to approximately EUR 385 million. A final calculation of the shortfall and amount to be paid in 2003 will be available in April 2003.

Workforce and restructuring

At the end of 2002, KPN employed a total of 34,990 FTEs (full time equivalents), of which 20,533 FTEs were subject to the KPN collective labor agreement in The Netherlands. At the end of 2001, this number was 29,377 FTEs. Of the 8,844 FTEs reduction, 3,182 FTEs were due to the outsourcing of non-core activities (e.g. End User Services, Software House and Network Construction).

Of the remaining decrease of 5,662 FTEs, 3,763 FTEs relate to the 2001 social plan (consisting of forced lay offs and the voluntary early retirement scheme in which the social plan provided), 1899 FTEs relate to natural attrition. At the end of 2002, approximately three-quarters of the number of forced lay offs had found a new job.

Mainly due to non-personnel related costs, such as the termination of lease contracts of offices, EUR 77 million has been added to the provision for restructuring and redundancies.

Financial Restructuring of KPN Mobile

In December 2002, we restructured our Mobile activities in order to arrive at a more transparent financial structure and to strengthen its financial position. The financial restructuring consisted of various steps under which Royal KPN converted EUR 14 billion of outstanding shareholder loans into 7 billion newly issued ordinary KPN Mobile shares with a nominal value of EUR 2 per share. NTT DoCoMo, which held a 15% interest in KPN Mobile, decided not to exercise its anti-dilution rights. This resulted in a dilution of NTT DoCoMo's share and voting interest in KPN Mobile from 15% to 2.16%. In addition, Royal KPN sold its EUR 2.2 billion shareholder loans in E-Plus to KPN Mobile for an amount of EUR 0.6 billion.

Consequently, the financial restructuring led to a capital injection in E-Plus of EUR 1.9 billion.

E-Plus repaid its project financing in that same amount. Whether we will further re-finance E-Plus in 2003 or later has not yet been decided.

Tax consequences of the financial restructuring

Our discussions with the Dutch tax authorities regarding the tax consequences of the financial restructuring of KPN Mobile are ongoing. As the outcome is uncertain, we have not recognized a (deferred) tax liability or a (deferred) tax asset in our 2002 consolidated profit and loss account in respect of the financial restructuring of the Mobile activities. We expect that the KPN Group will not pay tax during 2003 and 2004. (For further details see our quarterly report).

Fixed Networks
(Amounts in millions of euro, figures not audited)

Excluding exceptional items	Q4 2002	Q4 2001%		2002	2001	%
Operating revenues	1,678	1,644	2.1	6,632	6,500	2.0
EBITDA	514	447	15.0	1,965	1,765	11.3
EBIT	303	190	59.5	1,125	825	36.4
EBITDA margin	30.6	27.2		29.6	27.2

In the fourth quarter of 2002, total operating revenues of Fixed Networks increased by 2.1%. On a consolidated divisional level, total traffic volumes continued to show an increase. Internet related volumes showed a slight decrease as a result of the ongoing penetration of broadband services (ADSL). In the fourth quarter of 2002, total traffic volumes of Fixed Networks increased by 0.6% to 22.0 billion minutes and in the full year 2002 this increase was 1.5% to 86.3 billion minutes.

During 2002, average tariffs for nearly all types of services rendered by our Business Unit Fixed Telephony showed a positive development. Tariffs at our Business Unit Carrier Services were lower than in 2001 while traffic volumes went up. All KPN Internet Service Providers (Planet Internet, Het Net and XS4All) reported higher revenues, as a result of the introduction of paid subscriber Internet services in The Netherlands, the increasing penetration of ADSL and the introduction of direct billing by ISPs for Internet usage.

Total number of connections in thousands as of December 31	2002	2001	%
PSTN	6,316	6,569	-3.9
ISDN	1,537	1,417	8.5

Total	7,853	7,986	-1.7

EBITDA increased due to higher operating revenues and lower operating expenses, the latter being the result of cost savings from the reduction in workforce and lower payments to other operators for the use of their network.

EBIT improved due to a combination of better operational results (EBITDA) and lower depreciation charges stemming from the successful investment reduction programs in 2001 and 2002.

Mobile
(Amounts in millions of euro, figures not audited)

Excluding exceptional items	Q4 2002	Q4 2001%		2002	2001	%
Operating revenues	1,251	1,087	15.1	4,737	4,327	9.5
EBITDA	431	347	24.2	1,613	1,159	39.2
EBIT	160	-132		510	-622
EBITDA margin	34.5	31.9		34.1	26.8

The 15.1% growth in operating revenues reflects higher revenues in The Netherlands and Belgium and the effect of the full consolidation of E-Plus as of March 13, 2002. This was partly offset by the effect of the disposal of Pannon GSM in the first quarter of 2002.

In the fourth quarter of 2002, the total number of subscribers increased to 13.4 million from 13.2 million at the end of the third quarter of 2002, mainly due to the growth of the E-Plus subscriber base.

In the full year 2002, operating revenues increased due to the combined effect of increased airtime revenues as a result of an overall improved customer mix and aforementioned consolidation effects. During 2001, we started focusing specifically on high value customers in The Netherlands and in Germany.

At the end of 2002, Mobile had 236,000 i-mode users. Once i-mode users are out of the promotion period they generate in Germany and the Netherlands an additional ARPU of approximately EUR 6-8 per month.

Total number of subscribers in thousands as of December 31	2002	2001	%
The Netherlands	5,034	5,225	-3.7
Germany	7,269	7,481	-2.8
Belgium	1,138	1,003	13.5

Total	13,441	13,709	-2.0

Of which i-mode	236	—

EBITDA increased due to an improved customer mix (higher percentage of post-paid customers), efficiency programs and consolidation effects.

The increase in EBIT was mainly due to positive developments in EBITDA and lower depreciation and amortization charges. This also applies to the full year figures.

Business Solutions (formerly Data/IP)
(Amounts in millions of euro, figures not audited)

Excluding exceptional items	Q4 2002	Q4 2001%		2002	2001	%
Operating revenues	540	545	-0.9	2,047	2,068	-1.0
EBITDA	210	166	26.5	759	616	23.2
EBIT	9	-7		154	51
EBITDA margin	38.9	30.5		37.1	29.8

In a very competitive market, KPN's market share for broadband Internet services (ADSL) grew from 24% at the end of 2001 to 29% at the end of 2002. Various programs at Integrated Solutions (business market) also led to higher revenues. This increase in revenues was however more than offset by lower transmission proceeds as well as lower revenues from the international bandwidth services due to unfavorable market developments and the bankruptcy of KPNQwest.

Total number of connections in thousands as of December 31	2002	2001	%
ADSL	310	138	124.6

EBITDA increased mainly due to substantial cost reduction programs and a substantial reduction of FTEs at KPN Belgium and our sales business unit.

EBIT increased due to higher EBITDA, which was partly offset by higher depreciation charges, caused by higher depreciation and impairment charges on fixed assets.

Other activities (mainly non-core)
(Amounts in millions of euro, figures not audited)

Excluding exceptional items	Q4 2002	Q4 2001%		2002	2001	%
Operating revenues	300	480	-37.5	1,225	1,997	-38.7
EBITDA	45	-16		42	49	-14.3
EBIT	-31	-194		-174	-407	57.2

This segment mainly comprises non-core and supporting activities. Revenues decreased primarily due to the effects of the deconsolidation of non-core assets such as KPNQwest, the sale of KPN Lease and Datacenter. EBITDA and EBIT increased as a result of reorganizations and cost reduction programs.

Safe harbor

        Certain statements contained in this press release constitute forward-looking statements. These statements may include, without limitation, statements concerning future results of operations, the impact of regulatory initiatives on KPN's operations, KPN's and its joint ventures share of new and existing markets, general industry and macro-economic trends and KPN's performance relative thereto, and statements preceded by, followed by or including the words "believes", "expects", "anticipates" or similar expressions. These forward-looking statements rely on a number of assumptions concerning future events and are subject to uncertainties, and other factors, many of which are outside KPN's control, that could cause actual results to differ materially from such statements. A number of these factors are described (not exhaustively) in KPN's Annual Report on Form 20-F for the year ended December 31, 2001.

Appendix 1

Exceptional Items

Q4 2002	Q4 2001	Amounts in millions of euros	YTD Q4 2002	YTD Q4 2001
		Fixed Networks
—	—	• Restructuring charges Planet Germany	—	-22
4	-270	• Restructuring charges	4	-270

		Mobile
—	—	• Book profit on sale of Pannon GSM	335	—
—	—	• Settlement of Indonesian intermediate holding companies of Telkomsel	30	—
—	346	• Book profit sale Telkomsel	—	346
210	—	• Termination roaming agreement Quam	210	—
-77	—	• Capital tax on conversion shareholder loans	-77	—
2	-18	• Restructuring charges	2	-18

		Business Solutions
—	—	• Write-down of assets held for sale and inventories	-53	—
—	—	• Provision for settlement and related issues KPNQwest and charges related to KPN Belgium	-47	—
-1	-69	• Restructuring charges	-1	-69

		Other activities
—	—	• Book loss on sale of Network Construction	-68	—
—	—	• Book profit on the sale of Datacenter	—	59
17	—	• Book profit on various asset sales, including the sale of real estate	39	41
	51	• Book profit sale of 10% KPN share in KPNQwest	—	51
—	—	• Restructuring charges German internet activities	—	-7
-82	-319	• Restructuring charges	-82	-319

73	-279	Total impact on EBITDA	292	-208

		Impairment charges
30	-13,701	• Impairment on goodwill E-Plus and BASE (Mobile)	-1,852	-13,701
-30	—	• Impairment on UMTS license E-Plus and UMTS/GSM licenses BASE (Mobile)	-5,412	—
—	-135	• Impairment on goodwill Hutchison 3G UK (Mobile)	—	-135
—	—	• Impairment goodwill KPNQwest (Other activities)	-31	—
—	—	• Impairments fixed assets relating to KPNQwest:
—	—	• Fixed Networks	-34	—
—	—	• Business Solutions	-53	—
—	—	• Other activities	-6	—
—	—	• Impairment on fixed assets KPN Belgium (Business Solutions)	-100	—
—	—	• Impairment on goodwill Ceský Telecom (Other activities)	—	-182
—	-57	• Impairment on goodwill PanTel (Other activities)	—	-57

73	-14,172	Total impact on EBIT	-7,196	-14,283

		Financial income/(expense)

—	—	• Mark-to-market adjustment of eircom/Eircell	—	-63
—	6,848	• Release exchange right	—	6,848

		Taxation
—	—	• Valuation allowance deferred tax assets E-Plus and BASE	-606	—
53	202	• Tax effect on exceptional items	119	202

		Income from participating interests
-118	—	• Adjustment to expected net realizable value Ceský Telecom	-156	—
—	-104	• Adjustment to expected net realizable value Hutchison 3G UK	-1,166	-104
—	—	• Impairment net asset value KPNQwest	-270	—

		Minority interests
—	1,315	• NTT DoCoMo's share in net loss of Mobile	—	1,315
-104	—	• Effect on NTT DoCoMo's minority interest after conversion of shareholders loan	-104	—

-96	-5,911	Total impact on profit/(loss) after taxes	-9,379	-6,085

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

KONINKLIJKE KPN N.V.

Dated: March 4, 2003	By:	/s/ MICHIEL ROOVERS Michiel Roovers Legal Counsel

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  Appendix 1
SIGNATURES